UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59245/January 14, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13295

In the Matter of	:	
	:	
AMERICAN CUSTOM COMPONENTS,	:	ORDER MAKING FINDINGS
INC.,	:	AND REVOKING REGISTRATIONS
CLEARLOGIC, INC.,	:	BY DEFAULT AS TO FOUR
CREDITGROUP COM, INC.	:	RESPONDENTS
(n/k/a Tradex Global Financial	:	
Services, Inc.),	:	
FREDERICK BREWING CO., and	:	
INFINICALL CORP.	:	

      The Securities and Exchange Commission (Commission) initiated this proceeding on November 24, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the Order Instituting Proceedings (OIP) to all Respondents in a manner authorized by Rule 141 of the Commission's Rules of Practice. American Custom Components, Inc. (American Custom Components), submitted a settlement offer which the Commission accepted on December 22, 2008. The other four Respondents failed to file Answers to the OIP, and the time for filing has expired. The Division filed a motion for default. The time for opposing the motion for default has also expired, and no oppositions have been received. Accordingly, all Respondents other than American Custom Components are in default. As permitted by Rule 155(a) of the Commission's Rules of Practice, the following allegations of the OIP are deemed to be true.

      ClearLogic, Inc. (CIK No. 925664), is a void Delaware corporation located in Haddonfield, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2000, which reported a net loss of $135,736.

Creditgroup Com, Inc. (n/k/a Tradex Global Financial Services, Inc.) (CIK No. 1084892), is a void Delaware corporation located in San Diego, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 12, 1999, which reported a loss of $5,425.81 for the three months ended March 31, 1999. During the summer of 2006, the company changed its name with the State of Delaware and the Pink Sheets to Tradex Global Financial Services, Inc., but failed to report that change to the Commission as required by Commission rules. As of November 18, 2008, the company's common stock (symbol TDXG) was quoted on the Pink Sheets, had eight market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Frederick Brewing Co. (CIK No. 926978) is a Maryland corporation located in Frederick, Maryland, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $1.9 million for the prior nine months. As of November 18, 2008, the company's common stock (symbol FRBW) was quoted on the Pink Sheets, had seven market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Infinicall Corp. (CIK No. 925739) is a void Delaware corporation located in Denver, Colorado, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2005, which reported a $21 million operating loss from inception in April 2001. As of November 18, 2008, the company's common stock (symbol INFL) was quoted on the Pink Sheets, had twelve market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

These four Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these four Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of ClearLogic, Inc., Creditgroup Com, Inc. (n/k/a Tradex Global Financial Services, Inc.), Frederick Brewing Co., and Infinicall Corp. are revoked.

_____

James T. Kelly
Administrative Law Judge